Exhibit 99.2

Consent to be Named as a Director Nominee

In connection with the filing by Longview Acquisition Corp. II of the Registration Statement on Form S-4 and any prospectus and/or proxy statement contained therein and any amendment or supplements thereto (“Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of Longview Acquisition Corp. II (which will be renamed HeartFlow Group, Inc.) upon consummation of the Business Combination (as such term is defined in the Registration Statement). I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: July 30, 2021

/s/ John H. Stevens
John H. Stevens